

Mail Stop 3233

February 1, 2017

Via E-mail
Pedro Gouveia Fernandes das Neves
Managing Director
Porto Holdco B.V.
Strawinskylaan 1209
1077 XX Amsterdam, the Netherlands

> **Re:    Porto Holdco B.V.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 20, 2017**
> **File No. 333-215162**

Dear Mr. Fernandes das Neves:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2017 letter.

General

1.    We note your response to comment 1. Please advise us why the issuance of shares in connection with the Pace Merger should be viewed as one transaction with the exchange and issuance of shares in Holdco for purposes of Section 5 of the Securities Act. Your response should explain the reasons for the Pace Merger and discuss the characteristics of the Pace Merger and New Pace securities that support that view. Please see Division of Corporation Finance, No-Action Letter, Oak Leaf B.V. (June 18, 2013).

The Pace Board's Reasons …, page 118

2.      We note your response to comment 10.  Please expand your disclosure to address the relevant factors that the board considered in making the determination that the consideration to be paid by Pace to the Playa shareholders is fair to and in the best interests of Pace and its stockholders.

Management of Holdco after the Business Combination, page 280

3.      We note you revised the description of Mr. Peterson's experience and removed the disclosure regarding his specific skills and experience that led to the conclusion that he should serve as a director.  Please revise to provide the disclosure required by Item 401(e) of Regulation S-K.

Exhibit 99.1

4.      Please note that if Playa Hotels would be required under Rule 14a-4(a)(3) of the Exchange Act to present separately on a form of proxy any provision of the new entity's organizational documents that is a term of the transaction agreement, then a target, such as Pace Holding Corp., subject to Regulation 14A must also present the same provision separately on its form of proxy. Please revise Pace's proxy card to include any material provisions that represent material changes from Playa's organizational document that would require approval of Playa's shareholders under that jurisdictional law if proposed to be made directly to its organizational documents. See CDI, Exchange Act Rule 14a-4(a)(3), Question 201.02.

        You may contact Mark Rakip at (202) 551-3573 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Kyle C. Krpata, Esq. (*via e-mail*)